______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

______________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For November 21, 2001

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

1. Pressrelease, dated November 14, 2001

Song Networks Holding AB Announces Third Quarter, 2001 Results

Song Networks Reports 111% Revenue Growth over the Third Quarter 2000, 25% Revenue Growth over the Second Quarter, 2001, 964 Sites Connected to its Fiber Network and 5,304 Directly Connected Corporate Customers.

Stockholm, Sweden - November 14, 2001 - Song Networks Holding AB ("Song Networks"), former Tele1 Europe Holding AB, (Stockholm Stock Exchange: SONW, NASDAQ: SONW), the leading pan-Nordic competitive provider of broadband communications services, today reported third quarter financial and operating results. Commenting on the results, Ivar Strömberg, Song Networks' Chief Executive Officer said: "In the third quarter we saw strong growth in revenues and a significant improvement in gross margin. We have also taken decisive steps to reduce and control sales, general and administrative (SG&A) costs. As part of the restructuring program the number of employees has been reduced by 12%, almost exclusively confined to the Norwegian and Swedish operations." During the quarter we added 779 corporate customers for a total of 20,505, and directly connected customers rose by 250 to 5,304 connected by a total of 9,315 directly connected sites. As per September 30 the Company's network comprised of a total of 2,456 km of local access fiber and 10,014 km backbone fiber.

Financial Highlights:

  Third quarter revenues rose by SEK 124 million (USD 12 million) to SEK 627 million (USD 59 million), a 25% increase over the second quarter revenues and 111% over the same quarter last year.

  Gross margin was 34.1% for the third quarter versus 30.7% for the second quarter of 2001.

  Adjusted EBITDA, excluding non-recurring restructuring charges, as a percentage of revenues was -22% versus -32% for the second quarter 2001.

  Direct corporate revenues represented 42% of total revenue in third quarter, compared with 44% in the second quarter of 2001, the expected decline was due to the integration of Song Communications Oy (formerly Telia Finland).

  Revenues from data and internet services totalled SEK 168 million (USD 16 million) or 27% of total revenue, which is in line with second quarter 2001. Despite seasonal variances the organic sequential quarterly growth in data and internet revenue was 6%.

  The Finnish operations, including Song Communications Oy turned EBITDA positive during the quarter.

  The Company has approximately SEK 2.4 billion (USD 225 million) in cash and cash equivalents (including restricted cash) plus an unused secured bank facility of SEK 300 million (USD 28 million). The Company continues to believe it has sufficient reserves to fully fund the business plan.

Operational Highlights:

  At the end of the quarter, 964 sites were connected to our fiber network in all four countries. This is a gross increase of 201 from second quarter*.

  The number of corporate customers rose by 779 to 20,505. Directly connected customers totalled 5,304, an increase of 250, and directly connected sites totalled 9,315, an increase of 568.

  The number of sites connected through DSL increased by 473. The total number of DSL sites increased from 3,275 to 3,748.

  Added 400 km of local access fiber, for a total of 2,456 km.

  Deployed 2,039 km of back bone fiber, for a total of 10,014 km.

  Successfully increased the number of active IP/VPN sites to approximately 1,300.

  The Norwegian municipalities of Stavanger, Sandnes and Rogaland extended their broadband services framework agreement with Song Networks AS. The agreement runs for two years and will generate revenues of SEK 40 million (USD 4 million).

  Handelsbanken's Norwegian affiliate signed a four-year service agreement with Song Networks AS. The contract is worth SEK 3.2 million (USD 0.3 million) per year, or SEK 12.5 million (USD 1.2 million) in total.

  Song Networks entered into a contract worth SEK 14 million (USD 1.3 million) with a large international consulting firm. Under the contract, Song Networks will provide IP/VPN services for a three-year period.

  Launched business solutions for IP telephony in Sweden and Finland. The service is named Hosted IP PBX.

  Peter Lövgren, the former Managing Director of Iterium.net. and deputy Managing Director for Microsoft AB, joined the Swedish subsidiary, Song Networks AB as Managing Director. From the second half of August until November 5, Ivar Strömberg, CEO of Song Networks Holding AB, has been acting head of the Swedish subsidiary

  Ketil Kivedahl, the former Managing Director of Xerox AS, was appointed Managing Director of Song Networks AS, Norway.

  Cegal AS of Norway was sold to Intellinet ASA for SEK 6.5 million (USD 0.6 million). The proceeds were paid in Intellinet shares.

Subsequent Events:

  On October 9, Song Networks and ICL Invia signed strategic partnership agreement for network services. Song Networks will run ICL Invia's Nordic backbone and access network from beginning in the autumn of 2002. Initially this is expected to generate SEK 49 million (USD 4.5 million).

  A bank facility with Svenska Handelsbanken with an initial commitment limit and draw-down potential of SEK 300 million (USD 28 million) was put in place, secured by Company receivables.

*The gross increase in number of fiber sites is 201 while the net figure is 149. The difference is related to one specific country subsidiary previously overstated the number of sites due to internal site definition. In the second quarter the organic increase in fiber sites were 142. 3,748 sites are connected through fiber DSL, this is an increase of 473 versus 792 organically in Q2. 4,475 sites are connected through leased lines. The net decrease of 73 sites versus organic increase in Q3 of 467 is like the fiber sites negatively impacted by previous overstatements why the gross increase of leased line sites was approximately 127 or 200 sites higher.

Financial and operating summary:
	Q2 2000	Q3 2000	Q4 2000	Q1 2001	Q2 2001	Q3 2001
Net revenues (MSEK)	223.2	296.5	361.8	417.3	502.7	626.9
Growth in net revenues, %, sequential quarters	34%	33%	22%	15%	20%	25%
Gross Margin, %	34.7%	37.0%	37.8%	35.6%	30.7%	34.1%
SG&A, %, adjusted	-69%	-61%	-73%	-62%	-62%	-56%
EBITDA adjusted (MSEK)	-77.9	-70.1	-126.5	-109.6	-159.3[4]	-135.7[5]
EBITDA[6] adjusted, %	-35%	-24%	-35%	-26%	-32%[4]	-22%[5]
Net loss per share	-0.97	-1.32	-1.66	-1.83	-3.10	-3.42
Weighted average number of shares outstanding	154 096213	155 914709	157 032114	157 482561	158 774985	165 607399
Revenue mix - direct - wholesale - indirect and other	n/a	n/a	42% 33% 25%	39% 37% 24%	44% 34% 22%	42% 33% 25%
Local Access Fiber IRU or Own Fiber/ Fiber Ready Duct (route km) -incl. Intra-city network, km -incl. Business concentration area fiber, km	619 481 138	1,015 540 475	1,704 944 760	1,761 948 813	2,056 1,150 906	2,456 1,361 1,095
No. of buildings connected by fiber[7]	93	566	1,165	1,668	2,253	2,788
Backbone Network (route km)[7]	1,767	4,001	6,652	7,307	7,975	10,014
DSL co-locations (POPs)[7]	113	145	232	260	280	310
Corporate customers (number) -incl. On Net, directly connected customers -incl. On Line, dedicated hosting customers	10,830 1,695 82	12,383 2,144 124	12,980 2,458 126	13,873 3,087 130	19,726 5,054 139	20,505 5,304 142
No. of directly connected sites -fiber -DSL -leased lines -radio	2,427 200 n/a n/a n/a	3,310 302 1,732 1,229 47	3,736 451 1,885 1,351 47	5,179 673 2,157 2,248 101	8,747 815 3,275 4,548 109	9,315 964 3,748 4,475 128
Employees	638	839	971	1,082	1,333	1,176

Results of Operations:

Song Networks' revenues for the third quarter of 2001 increased 25% over the second quarter of 2001. Song Communications Oy (formerly Telia Finland) and Sonera's Swedish fixed line business were consolidated for the full three months in the third quarter, representing 26% of total revenue. Despite the seasonal impact of the July and August vacation period which typically is a slow period in the Nordic region and excluding the impact of Sonera's Swedish fixed line business and Song Communications Oy (formerly Telia Finland) in second and third quarter, organic growth was 2%. Gross margin for the third quarter was 34.1% compared to 30.7% in second quarter 2001. Gross margin improved during the quarter primarily due to consolidation of Song Communications Oy (formerly Telia Finland), backbone network consolidation and increased prices in reseller segment, which took effect in September.

Data and internet revenues, including hosting revenue and excluding ISP (Internet Service Provider) terminating revenue, were SEK 168 million (USD 16 million) versus SEK 135 million (USD 13 million) in the second quarter, or 27% of total revenues in third quarter, the same percentage as in second quarter. Organic sequential quarterly growth of data and internet revenues was 6%.

Direct corporate revenue represented 42% of revenue in the third quarter, compared with 44% in the second quarter of 2001. The decline in the percentage of direct corporate revenue is exclusively an effect of Song Communications Oy (former Telia Finland) being consolidated for the full quarter contributing with 24% direct corporate revenue, which is lower percentage direct revenue than the Company average. Wholesale, including carriers, resellers and ISPs accounted for 33% of revenues and indirect and other revenue represented another 25%.

Sweden accounted for 40% of total revenue in the third quarter, with Finland representing 27%, Denmark 17% and Norway 16%.

Adjusted sales, general and administrative (SG&A) costs, excluding non-recurring restructuring charges, improved from -62% in the second quarter of 2001 to -56% in the third quarter. Adjusted SG&A costs were SEK 350 million (USD 33 million) compared to SEK 311 million (USD 29 million) in the second quarter of 2001. The increase in absolute terms was due to the consolidation for the full year of Song Communication Oy (formerly Telia Finland) and Sonera's Swedish fixed line business.

In Items affecting comparability, non-recurring restructuring charges include a SEK 108 million (USD 10 million) allowance for restructuring charges. The charges are the result of lay-offs and excessive office space primarily in Norway and Sweden which were implemented to improve business efficiency and lower costs. The provisions relating to personnel totalled SEK 22 million (USD 2 million) and provisions for excessive office space totalled SEK 86 million (USD 8 million).

Adjusted EBITDA, excluding non-recurring restructuring charges, improved as a percentage of revenue from -32% to -22% or from SEK -159 million (USD -15 million) to SEK -136 (USD -13 million) in the third quarter.

The Finnish operations, including Song Communications Oy (formerly Telia Finland), turned EBITDA positive during the quarter.

The Company uses derivative financial instruments including interest rate swap and foreign exchange forward contracts to protect against exposures to market risks resulting from fluctuations in interest rates and foreign exchange rates. Although, these derivatives are effective as economic hedges of the Company's interest rate and foreign exchange rate exposures, the derivatives do not qualify for hedge accounting under FAS 133, which the Company adopted on January 1, 2001. During the quarter all interest rate swap contracts were closed generating capital gains of SEK 40 million (USD 4 million), recorded in Other income/expenses.

Financial net for the third quarter of 2001 was SEK -117 million (USD -11 million) compared to SEK -107 million (USD -10 million) in the second quarter of 2001.

The Company's net loss in third quarter was SEK -566 million (USD -53 million) compared to SEK -491 million (USD -46 million) in the second quarter of 2001.

Capital expenditures during the third quarter totalled SEK 752 million (USD 70 million) versus SEK 664 million (USD 62 million) in the second quarter of 2001. The expenditures were primarily due to the build-out of local fiber access, DSL and backbone network. Historical cost for PP&E amounted to SEK 6,028 million (USD 564 million), and carrying value of PP&E totalled SEK 5,261 million (USD 492 million). The Song Networks' network will be almost fully completed in 2001, as stated in the second quarter.

As of September 30, 2001 the Company had SEK 1,984 million (USD 186 million) in cash and cash equivalents, including investments in bonds and other securities, and SEK 424 million (USD 39 million) in restricted cash, for a total of SEK 2,408 million (USD 225 million).

Song Networks ended the third quarter with 1,176 employees, down from 1,333 at the end of the second quarter of 2001 due to the comprehensive aforementioned restructuring program.

Business Development:

Song Networks continued to make strong operating progress despite seasonal variances during the third quarter. As of September 30, the Company had 20,505 corporate customers, of which 5,304 customers are directly connected to the Company's network through a total of 9,315 sites. This represents a net increase of 250 directly connected customers and 568 sites over the second quarter of 2001. The gross increase in number of fiber sites is 201 while the net figure is 149. The difference is related to one specific country subsidiary previously overstated the number of sites due to internal site definition. In the second quarter the organic increase in number of fiber sites were 142. 3,748 sites are connected through fiber DSL, this is an increase of 473 versus 792 organically in Q2. 4,475 sites are connected through leased lines. The net decrease of 73 sites versus organic increase in Q3 of 467 is like the fiber sites negatively impacted by previous overstatements why the gross increase of leased line sites was approximately 127 or 200 sites higher.

During the quarter, the Company continued to successfully connect customers to its IP/VPN services. To date, the service has been rolled out to approximately 1,300 active sites.

As of September 30, 2001, Song Networks had completed the installation of 2,456 km of local access fiber or fiber ready duct, an increase of 400 km over the second quarter of 2001. A total of 91 business areas (pockets) were completed in the four countries. The total number of pockets expected to be completed by the end of the year is approximately 100. Song Networks' backbone fiber totalled 10,014 km, an increase of 2,039 km over the second quarter 2001. Song Networks had 310 active DSL co-locations in the four Nordic countries. The total number of DSL co-locations is expected to reach 330-340 by end of the year. The network of Song Communications Oy (formerly Telia Finland) which is consolidated in the third quarter report, added 1,500 km of own backbone fiber, 250 km of local access fiber and 15 DSL co-locations to the Company's network. In addition to the 1,500 km of backbone fiber Song Communications Oy also utilizes a number of long-term leases.

During the quarter the Norwegian municipalities of Stavanger, Sandnes and Rogaland extended their broadband services framework agreement with Song Networks AS. The agreement is for two years and is worth SEK 40 million (USD 4 million). The agreement covers the supply of broadband services, equipment and consulting services, as well as an extension to the three-year agreement signed in the summer of 1998.

In August Handelsbanken's Norwegian affiliate signed a four-year services agreement with Song Networks AS to provide communication services. The contract is worth SEK 3.2 million (USD 0.3 million) per year, or SEK 12.5 million (USD 1.2 million) in total. Handelsbanken has 27 offices in Norway, and ranks as one of the country's six largest commercial banks. All of the bank's departments will use services supplied by Song Networks.

Song Networks signed a contract worth SEK 14 million (USD 1.3 million) with a large international consulting firm. Under the contract, Song Networks will provide IP/VPN services for a three-year period. Initially, the contract entails Song Networks installing around 65 IP/VPN ports and supplying a 10 Mbps internet connection to the consulting company's head office in Stockholm. The ports will be located throughout the country. IP/VPN is based on MPLS (Multi Protocol Label Switching) technology and is a solution that guarantees very high network capacity and security for data transmissions between local networks.

"Following the vacation period the order intake continued to be strong in the third quarter and specifically in September", says Ivar Strömberg, CEO of Song Networks Holding AB.

In September business solutions for IP telephony were launched in Sweden and Finland. The service, named Hosted IP PBX, will initially be aimed at companies with small and mid-sized offices. Test customers are already buying the service in Finland, and the service is due to be launched in Norway and Denmark in the first half of 2002. "We are proud to be the first on a large scale to offer integrated telephony and switchboard services based on IP to businesses in the Nordic region. Delivering advanced IP services requires that the operator can control quality and capacity on the access network all the way to the customer. Song Networks has an advantage over other operators because we have our own Nordic network," said Ivar Strömberg, CEO, Song Networks.

Peter Lövgren, the former Managing Director of Iterium.net., deputy Managing Director for Microsoft AB and Technical Manager for WM-Data Owell, joined the Swedish subsidiary, Song Networks AB as Managing Director. From the second half of August until November 5, Ivar Strömberg, CEO of Song Networks Holding AB, has been acting head of the Swedish subsidiary.

Ketil Kivedahl, the former Managing Director at Xerox AS, has been appointed Managing Director at Song Networks AS, Norway. Mr. Kivedahl has broad operating experience from a number of IT companies where he has held management positions at both domestic and international levels. He also has considerable experience of board work from a number of companies. Ketil Kivedahl has been MD of Xerox's Norwegian business for the past five years. Before that he was at Tandem Computers AS, Commodore Computers AS and Hewlett-Packard Norge AS.

Cegal AS of Norway was sold in August to Intellinet ASA. The buyer is a Scandinavian full service ASP/ISP company. The purchase price of SEK 6.5 million (USD 0.6 million), was paid in Intellinet shares. As part of the agreement Song Networks and Intellinet will market ASP services to Song Networks' existing customers. Intellinet will use Song Networks as the lead supplier of data services to its customers.

Acquisitions:

Song Communications Oy (former Telia Finland) as well as Sonera's Swedish fixed line business were consolidated for the full three months in the third quarter result, as opposed to two months of Sonera's Swedish fixed line business and nine days of Song Communications Oy in the second quarter report. The integration process of Song Communications Oy is well under way and fully according to plan. All organizational processes are integrated as of mid-September. Sonera products are fully integrated and technical organization in place. Sonera customers are in the process of being migrated onto the Song Networks' network.

Financing:

Song Networks ended the third quarter with a total of SEK 2,408 million (USD 225 million) in cash and cash equivalents (including investments in bonds, other securities and restricted cash, excluding unused credit facility). Restricted cash includes escrow of SEK 335 million (USD 31 million), the rest is attributable to cash restricted for operational purposes. The Company has put in place a bank facility with Svenska Handelsbanken, with an initial commitment limit and draw-down potential of SEK 300 million (USD 28 million). The facility is secured by accounts receivables.

Subsequent Events:

A bank facility with Svenska Handelsbanken, secured by Company receivables, with an initial commitment limit and draw-down potential of SEK 300 million (USD 28 million) was put in place.

On October 9, Song Networks Oy (formerly Telia Finland) and ICL Invia signed a strategic partnership agreement for network services. Song Networks will run ICL Invia's Nordic backbone and access network beginning in the autumn of 2002. In the near term this contract is expected to generate SEK 49 million (USD 4.6 million) in annual business for Song Networks and is expected to grow substantially over time.

ICL Invia's data transfer service, which is one of the end-to-end solutions supplied to their clients, will be moved onto the Company's network. Song Networks will run ICL Invia's Nordic backbone between the Nordic capitals as well as the local access network in each country. ICL Invia develops and implements system solutions that generate business benefits to the customers. These services are to an increasing extent offered as high value-adding IT services and comprehensive application service provision (ASP).

On October 2, Song Networks received an order worth SEK 50 million (USD 4.7 million) over three years as Regus Business Center selected Song Networks as its internet access and telephony supplier for the whole Nordic region. Song Networks will supply telephony and internet access services to Regus' 23 business service centers in the Nordic region. The dynamic internet access service will allow Regus to offer its customers dedicated broadband access with speeds up to 100 Mbps per second. Increases or decreases in capacity will be managed centrally by Song Networks depending on Regus' customer requirements.

On November 5, Peter Lövgren, joined Song Networks Holding AB's Swedish subsidiary, Song Networks AB. He was formerly the Managing Director of Iterium.net a Swedish ASP, deputy Managing Director for Microsoft AB and Technical Manager for WM-Data Owell. "Peter's experience in leading a nation-wide technical organization towards service and solutions combined with his experience of leading product-oriented sales and marketing is a combination that ideally suits Song Networks' Swedish activities", said Ivar Strömberg, CEO, Song Networks Holding AB.

Forward looking statements:

In the second quarter report Song Networks stated that the Company expects to reach adjusted EBITDA break-even in the first quarter of 2002, be adjusted EBITDA positive for the full year 2002, and cash flow positive early in 2004. The Company believes that it will achieve an adjusted EBITDA break-even before the end of the first quarter 2002, and on a consolidated basis in the second quarter 2002. We do not expect this to have a material impact on our funding position. However, we believe that any funding gap should be well covered by the secured credit line that is in place with an initial limit of SEK 300 million (USD 28 million).

The Company is fully committed to keep the overall cost base under tight control. The Company will continue to scrutinize every possibility to further reduce the Company's cost position going forward.

Notwithstanding this, Song Networks' ability to generate positive EBITDA and cash flows is subject to numerous risks and uncertainties, some of which are beyond the Company's control.

Company disclosure:

An English translation of the Company's 2000 Annual Report is available from Song Networks' office at Svärdvägen 19, Box 501, 182 15 Danderyd. The Annual Report and quarterly results are also available on our website: www.songnetworks.net

Song Networks Holding AB's fourth quarter, 2001 financial and operating results for the period ending December 30, 2001, will be released on February 14, 2002.

Song Networks will hold a telephone conference call at 3.30 CET, November 14, to present third quarter results, 2001, and answer questions. Ivar Strömberg (CEO) and Liia Nõu (CFO) host the conference. Dial in number: UK + 44 (0)20 8781 0562 and + 44 (0)20 8781 0563, US + 1 800 482 5543 (toll free).

Quote: Song Networks

Instant replay will not be available this time, instead we advice you to our website www.songnetworks.net where livecasting and power point presentation also will be available during the presentation.

Stockholm, November 14, 2001

On behalf of The Board of Directors of Song Networks Holding AB

Ivar Strömberg, CEO

Song Networks Holding AB in summary:

Song Networks is a rapidly expanding data and telecommunications operator with activities in Denmark, Finland, Norway and Sweden. The Company provides broadband solutions for data, internet, hosting and voice to large and mid-range businesses and organizations in the Nordic region. Song Networks is currently the only pan-Nordic data and telecommunications operator investing in local access networks with broadband capacity. The Company is constructing networks in the eighty largest cities in the Nordic region. The access networks, which are linked together by a long-distance network, will be Europe's fastest data and internet super-highway with an initial capacity for customers of up to one gigabyte. The Company was founded in 1995 and has approximately 1,200 employees. The head office is located in Stockholm and additional 27 offices are located in the Nordic region. More information is available on www.songnetworks.net

The information and statements contained in this release that are not historical facts are forward-looking statements, which involve predictions by Song Networks' management. Song Networks can give no assurance that the future results expressed or implied by such statements will be achieved or that, if achieved, such results will be indicative of the results in subsequent periods. Actual events or results may differ materially as a result of risks facing Song Networks. Such risks include, but are not limited to: changes in business conditions; changes in the telecommunications industry and general economy; competition; changes in service offerings; and risks associated with Song Networks' limited operating history, entry into developing markets, managing rapid growth, and acquisitions and strategic investments; international operations; dependence on effective information and billing systems; future capital needs; and risks of regulatory developments; any of which could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements.

For further discussion of these and additional risks associated with the business operations of the Song Networks Group, please refer to the registration statement on form F-1 filed by Song Networks Holding AB, together with the exhibits thereto, reports and other information filed at the Public Reference Section of the U.S. Securities and Exchange Commission at 450 Fifth Street, N.W., Washington D.C. 20549; 233 Broadway, New York, New York 10048; and 500 West Madison Street, Chicago, Illinois 60661.

Consolidated Income Statements

	Three months ended 30 September			Nine months ended 30 September
	2000 SEK ' 000	2001 SEK ' 000	2001 USD ' 000	2000 SEK ' 000	2001 SEK ' 000	2001 USD ' 000

Operating revenue	296 452	626 858	58 656	686 056	1 546 776	144 733
Cost of Services sold	-186 632	-412 824	-38 629	-443 314	-1 029 904	-96 369
Gross Profit	109 820	214 034	20 027	242 742	516 872	48 364
Gross Margin	37.04%	34.14%	34.14%	35.38%	33.42%	33.42%
Operating expenses
Selling	-52 419	-98 750	-9 240	-133 425	-262 473	-24 560
General and administrative	-121 958	-250 644	-23 453	-332 163	-676 287	-63 281
Depreciation and amortization	-74 139	-194 747	-18 222	-145 240	-447 654	-41 887
Items affecting comparability	-	-108 170	-10 122	-	-158 371	-14 819
Total operating expenses	-248 516	-652 311	-61 037	-610 828	-1 544 785	-144 547
Other income/expenses, net	-32 148	-9 439	-883	-31 669	8 648	809
Operating Loss	-170 844	-447 716	-41 893	-399 755	-1 019 265	-95 374
Financial net	-35 677	-116 913	-10 940	-147 913	-320 008	-29 943
Loss before income taxes	-206 521	-564 629	-52 833	-547 668	-1 339 273	-125 317
Income tax benefit/expenses	265	-1 527	-143	1 652	-3 870	-362
Loss before cumulative effect of accounting change	-206 256	-566 156	-52 976	-546 016	-1 343 143	-125 679
Cumulative effect of accounting change*	-	-	-	-	-2 397	-224
Net loss	-206 256	-566 156	-52 976	-546 016	-1 345 540	-125 903

Net loss per share	-1.32	-3.42	-0.32	-4.09	-8.38	-0.78
Weighted average number of shares outstanding	155 914 709	165 607 399	165 607 399	133 579 815	160 537 225	160 537 225

EBITDA, including other income/ expenses, net	-96 705	-252 969	-23 671	-254 515	-521 410	-48 790

Capital expenditures, net	447 996	751 914	70 357	1 082 708	2 101 832	196 670
Acquisitions of Businesses	860 877	8 859	829	980 221	749 134	70 097

Notes:

All financial data is recorded in accordance with US GAAP.

The financial data for the three and nine months periods ending September 30, 2000 and 2001 are unaudited.

Solely for the convenience of the reader the financial statements September 30, 2001 have been translated into USD at the rate of SEK 10.6871 per USD 1.00.

EBITDA is defined as earning/(loss) before interest, tax, depreciation and amortization.

* The adoption of FAS 133 on January 1, 2001 resulted in the cumulative effect of an accounting change of SEK -2.4 million (USD -0.2 million) being recognized as expense in the unaudited consolidated statement of operation.

Consolidated Balance Sheets
	31 Dec	30 September	30 September
	2000 SEK ' 000	2001 SEK ' 000	2001 USD ' 000

ASSETS*
Current assets
Cash	1 083 337	862 722	80 726
Restricted current assets	530 371	424 743	39 744
Other current assets	2 730 831	2 420 612	226 498
Total current assets	4 344 539	3 708 077	346 968
Investments	55 570	80 999	7 579
Restricted non-current assets	141 838	-	-
Property and equipment, net**	2 955 886	5 261 057	492 281
Goodwill, net	1 087 128	1 496 460	140 025
TOTAL ASSETS	8 584 961	10 546 593	986 853

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities	1 296 954	2 000 879	187 224
Long-term debt, net	3 514 328	5 605 576	524 518
Shareholder's equity (deficit)
Share capital	7 861	8 294	776
Additional paid-in capital	4 968 746	5 128 174	479 847
Other comprehensive income (loss)	86 014	438 152	40 998
Accumulated deficit	-1 288 942	-2 634 482	-246 510
Total Shareholder's equity (deficit)	3 773 679	2 940 138	275 111
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	8 584 961	10 546 593	986 853

Notes:

All financial data is recorded in accordance with US GAAP.

The financial data as of December 31, 2000 are audited and the financial data as of September 30, 2001 are unaudited.

Solely for the convenience of the reader the financial statements ended September 30, 2001 have been translated into USD at the rate of SEK 10.6871 per USD 1.00.

Consolidated Cash Flow Statements
	9 months ended 30 September			3 months ended 30 September
	2000 SEK ' 000	2001 SEK ' 000	2001 USD ' 000	2000 SEK ' 000	2001 SEK ' 000	2001 USD ' 000

Cash Flow from operating activities:
Net loss	-546 016	-1 345 540	-125 903	-206 256	-566 156	-52 976
Adjustments for:
Unrealized foreign exchange gains/losses	27 325	68 275	6 389	23 490	82 155	7 687
Depreciation and amortization	145 240	497 855	46 585	74 139	194 747	18 223
Other non-cash items	1 345	27 405	2 564	-1 851	50 929	4 765
Changes in non-cash working capital	-175 426	276 916	25 911	-14 176	241 979	22 642

Cash Flow from investing activities:
Additions to networks and equipment, net	-1 072 812	-2 033 514	-190 277	-447 996	-476 417	-44 579
Acquisitions of subsidiaries and associated entities, including additional acquisition consideration	-808 819	-592 755	-55 464	-689 475	-5 753	-538
Change in restricted and other assets, net	-2 479 982	854 105	79 919	780 241	189 334	17 716

Cash Flow from financing activities:
Share capital, net of issue costs	4 560 661	16 293	1 525	1 524	994	93
Increase/decrease in long-term borrowings, net	-161 700	1 523 605	142 565	-135 761	14 898	1 394
Other financial activities	46 013	468 271	43 815	18 466	285 218	26 689

Translation adjustment	41 134	-	-	45 071	-	-
Effect of exchange rate changes on cash	2 750	18 469	1 728	2 959	5 520	517

Net increase (decrease) in cash	-420 287	-220 615	-20 643	-549 625	17 448	1 633
Cash, beginning of period	1 975 560	1 083 337	101 369	2 104 898	845 274	79 093
CASH, END OF PERIOD	1 555 273	862 722	80 726	1 555 273	862 722	80 726

Notes:

All financial data is recorded in accordance with US GAAP.

The financial data for the nine and three month periods ending September 30, 2000 and 2001 are unaudited.

Solely for the convenience of the reader the financial statements ended September 30, 2001 have been translated into USD at the rate of SEK 10.6871 per USD 1.00.

Total Cash including Investments and Other Securities

31 Dec 30 September 30 September

2000 (SEK ' 000) 2001 (SEK ' 000) 2001 (USD ' 000)

Cash 1 083 337 862 722 80 726

Investments, current (included in Other current assets) 1 819 723 1 120 973 104 890

Restricted cash, current 530 371 424 743 39 744

Restricted cash, non-current 141 838 - -

Total 3 575 269 2 408 438 225 360

Corporate information

Principal Executive Office:

Song Networks Holding AB

Box 501

SE-182 15 Danderyd

Sweden

Visiting address:

Svärdvägen 19

Tel: +46 8 56 31 00 00

Fax: +46 8 56 31 01 01

Web Site: www.songnetworks.net

Enquiries:

Ivar Strömberg, CEO

Tel. +46 8 56 31 00 01

E-mail: ivar.stromberg@songnetworks.net

Liia Nõu, CFO

Tel. + 46 8 56 31 02 33

E-mail: liia.nou@songnetworks.net

Jenny Moquist, IR

Tel. + 46 8 56 31 02 19

E-mail: jenny.moquist@songnetworks.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2001

By: Ivar Martin Strömberg

Name: Ivar Martin Strömberg

Title: President and Chief Executive Officer